Suite 410-325 Howe Street,

Vancouver, BC

V6C 1Z7

August 7, 2012

Securities & Exchange Commission

Washington, D.C. 20549

Re:

Avrupa Minerals Ltd.

Registration Statement on Form 20-FR12G filed June 4, 2012

Amendment No. 1 to Registration Statement on Form 20-FR12G filed June 22, 2012

File No. 000-54728

Dear Madam/Sir:

We have spoken with Mr. Ronald E. Alper in your office and requested an extension of time in order to respond to the Staff’s comment letter dated July 20, 2012 concerning the above mentioned filing as a result of the Company gathering certain technical disclosure related to its properties from various parties who have been on vacation.

We believe that we will be able to complete and file our responses on, or before August 22, 2012.

Sincerely,

Avrupa Minerals Ltd.

/s/ Winnie Wong

___________________________

Winnie Wong

CFO